DYNASTY GOLD CORP.

(*formerly* C Squared Developments Inc.)
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

03 AUG -7 7:21



July 28, 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek

Dear Sirs:

RE: Dynasty Gold Corp. (formerly C Squared Developments Inc.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. News release dated June 27, 2003;
2. News release dated July 11, 2003;
3. Material Change Report dated July 11, 2003;
4. Amended Report of Exempt Distribution dated July 14, 2003;
5. Amended Certificate of Qualifying Issuer dated July 14, 2003;
6. Report of Exempt Distribution dated July 24, 2003;
7. Certificate of Qualifying Issuer dated July 24, 2003;
8. News release dated July 28, 2003; and
9. Material Change report dated July 28, 2003.

Yours very truly,

DYNASTY GOLD CORP.
per:

Marilyn Wong, Assistant Secretary

dlw 8/7

Encl.

82-1756.

DYNASTY GOLD CORP.
(formerly C Squared Developments Inc.)
(the "Company")

735 – 1489 Marine Drive
West Vancouver, British Columbia
V7T 1B8
Tel: (604) 913 – 0613
Fax: (604) 913 – 0628

June 27, 2003
NEWS RELEASE
TRADING SYMBOL: DYG
SEC 12g3-2(b) #82-1756

Further to the Company's news release of May 12, 2003 announcing that the Company had entered into a non-brokered private placement for up to 700,000 units at a price of $0.35 per unit, with each unit consisting of one common share and one share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.40 per share in the first year and at a price of $0.50 per share in the second year, the Company announces that the closing date for this private placement has been extended to July 11, 2003. All other conditions of this private placement will remain the same.

ON BEHALF OF THE BOARD
OF DYNASTY GOLD CORP.

(signed) "Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-1756

DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

JULY 11, 2003
NEWS RELEASE 00-10
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756

Further to the Company's news release of May 8, 2003, the Company has completed the exercise of special warrants issued under its private placement of special warrants at a price of US$0.25 each.

The Company had issued 1,148,757 special warrants upon closing of the private placement on May 7, 2003. Total proceeds of US$287,189 were paid into escrow pursuant to the terms of a Special Warrant Indenture made between the Company and Pacific Corporate Trust. On July 8, 2003, subscribers exercised a total of 584,300 special warrants, resulting in the issuance of 584,300 shares and 584,300 share purchase warrants. The balance of proceeds held in escrow has been returned to subscribers who did not exercise their special warrants.

The securities may not be re-sold prior to September 8, 2003. In addition, no commission or finder's fee will be paid in connection with the private placement.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. **Reporting Issuer**

Dynasty Gold Corp. (the "Company")
(formerly C Squared Developments Inc.)
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

2. **Date of Material Change**

July 11, 2003

3. **Press Release**

A news release was issued on July 11, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company announces the completion of the exercise of 584,300 special warrants issued under its private placement of special warrants at a price of US$0.25 each.

5. **Full Description of Material Change(s)**

See attached news release.

6. **Reliance on Section 85(2) of the Act (British Columbia)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Jonathan George
Telephone: (604) 913-0613

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 11th day of July, 2003.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628



JULY 11, 2003
NEWS RELEASE 00-10
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756

Further to the Company's news release of May 8, 2003, the Company has completed the exercise of special warrants issued under its private placement of special warrants at a price of US$0.25 each.

The Company had issued 1,148,757 special warrants upon closing of the private placement on May 7, 2003. Total proceeds of US$287,189 were paid into escrow pursuant to the terms of a Special Warrant Indenture made between the Company and Pacific Corporate Trust. On July 8, 2003, subscribers exercised a total of 584,300 special warrants, resulting in the issuance of 584,300 shares and 584,300 share purchase warrants. The balance of proceeds held in escrow has been returned to subscribers who did not exercise their special warrants.

The securities may not be re-sold prior to September 8, 2003. In addition, no commission or finder's fee will be paid in connection with the private placement.

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

82-1456

AMENDED BC FORM 45-902F
(Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. **State the full name, address and telephone number of the issuer of the security distributed.**

   Dynasty Gold Corp. (formerly 'C Squared Developments Inc.')
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8
   Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   The issuer is listed on the TSX Venture Exchange.

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   1,150,300 special warrants. Each special warrant is exercisable into one unit consisting of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at US$0.35 during the first year and at US$0.45 during the second year.

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	*Number of securities purchased*	*Date of distribution*	*Price per security / total purchase price*	*Exemption relied on*	*Length of any restricted or seasoning period*
Alex Von Kleist West Vancouver, B.C.	300,000	May 7, 2003	US$0.25 / US$75,000	MI 45-103 Part 5.1	4 months
Daryl Cockell Port Hardy, B.C.	40,000	May 7, 2003	US$0.25 / US$10,000	MI 45-103 Part 3.1	4 months
Keith Cockell Ocean Falls, B.C.	20,000	May 7, 2003	US$0.25 / US$5,000	MI 45-103 Part 3.1	4 months
Donald Dyer Richmond, B.C.	13,000	May 7, 2003	US$0.25 / US$3,250	MI 45-103 Part 3.1	4 months

Sammy Pan Vancouver, B.C.	10,000	May 7, 2003	US$0.25 / US$2,500	MI 45-103 Part 5.1	4 months
Janice Birch Vernon, B.C.	16,000	May 7, 2003	US$0.25 / US$4,000	MI 45-103 Part 3.1	4 months
Teresa Suk Ching Ma Richmond, B.C.	250,000	May 7, 2003	US$0.25 / US$62,500	MI 45-103 Part 5.1	4 months
Sarah Saliken Castlegar, B.C.	26,300	May 7, 2003	US$0.25 / US$6,575	MI 45-103 Part 3.1	4 months
Tamarac Industries Ltd. Prince Rupert, B.C.	20,000	May 7, 2003	US$0.25 / US$5,000	MI 45-103 Part 3.1	4 months
Blaine Bailey Burnaby, B.C.	14,000	May 7, 2003	US$0.25 / US$3,500	MI 45-103 Part 3.1	4 months
Percy Chan Vancouver, B.C.	120,000	May 7, 2003	US$0.25 / US$30,000	MI 45-103 Part 5.1	4 months
Mandryk Holdings Ltd. Cranbrook, B.C.	20,000	May 7, 2003	US$0.25 / US$5,000	MI 45-103 Part 5.1	4 months
Paradise Orchards America Abbotsford, B.C.	120,000	May 7, 2003	US$0.25 / US$30,000	MI 45-103 Part 3.1	4 months
Michael Lacoe Vancouver, B.C.	40,000	May 7, 2003	US$0.25 / US$10,000	MI 45-103 Part 5.1	4 months
John Morita Vancouver, B.C.	16,000	May 7, 2003	US$0.25 / US$4,000	MI 45-103 Part 3.1	4 months
John McEachern North Vancouver, B.C.	5,000	May 7, 2003	US$0.25 / US$1,250	MI 45-103 Part 3.1	4 months
John MacDonald Canton, New York	120,000	May 7, 2003	US$0.25 / US$30,000	MI 45-103 Part 5.1	4 months

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
See attached			

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

CDN $358,029 (US$257,575 x 1.39)

8. ***Provide the following information*** **for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	*Compensation paid (number and type of security and/or cash amount (Canadian $)*	*Price per share (Canadian $)*
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C. this 14th day of July, 2003.

DYNASTY GOLD CORP. (formerly C SQUARED DEVELOPMENTS INC.)
per:

"Jonathan George"

Jonathan George, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Item 6:

Full name and residential address of purchaser	*Telephone number and e-mail address of purchaser*	*Type of security and number purchased*	*Exemption relied on*
Alex Von Kleist 5401 Greentree Road West Vancouver, B.C. V7W 1N3	Tel. 604 921-8265	300,000 special warrants	MI 45-103 Part 5.1
Daryl Cockell P.O. Box 2607 Port Hardy, B.C. V0N 2P0	Tel. 250 949-8778	40,000 special warrants	MI 45-103 Part 3.1
Keith Cockell 330 Lewthwait Drive Ocean Falls, B.C. V0T 1P0	Tel. 250 289-3210	20,000 special warrants	MI 45-103 Part 3.1
Donald Dyer 4320 River Road Richmond, B.C. V7C 1A2	Tel. 604 273-4708	13,000 special warrants	MI 45-103 Part 3.1
Sammy Pan 1900 – 666 Burrard Street Vancouver, B.C. V6C 3N1	Tel. 604 718-7536	10,000 special warrants	MI 45-103 Part 5.1
Janice Birch 7071 Jasper Drive Vernon, B.C. V1H 1P2	Tel. 250 545-0383	16,000 special warrants	MI 45-103 Part 3.1
Teresa Suk Ching Ma 36 – 7831 Garden City Road Richmond, B.C. V6Y 4A3	Tel. 604 303-7627	250,000 special warrants	MI 45-103 Part 5.1
Sarah Saliken 2489 Knob Road Castlegar, B.C. V1N 4T9	Tel. 250 365-0094	26,300 special warrants	MI 45-103 Part 3.1
Tamarac Industries Ltd. P.O. Box 283 Prince Rupert, B.C. V8J 3P6	Tel. 250 624-3975	20,000 special warrants	MI 45-103 Part 3.1
Blaine Bailey 5949 Patrick Street Burnaby, B.C. V5J 3B8	Tel. 604 431-5193	14,000 special warrants	MI 45-103 Part 3.1
Percy Chan 2105 – 1067 Marinaside Cres. Vancouver, B.C. V6Z 3A4	Tel. 604 696-9928	120,000 special warrants	MI 45-103 Part 5.1
Mandryk Holdings Ltd. 801 – 15th Street, S. Cranbrook, B.C. V1C 5N9	Tel. 250 489-0658	20,000 special warrants	MI 45-103 Part 5.1

Paradise Orchards America 31859 Gabriiola Court Abbotsford, B.C. V2T 5M9	Tel. 604 556-0539	120,000 special warrants	MI 45-103 Part 3.1
Michael Lacoe 2803 – 1255 Bidwell Street Vancouver, B.C. V6G 2K8	Tel. 604 893-8318	40,000 special warrants	MI 45-103 Part 5.1
John Morita 145 West 44th Avenue Vancouver, B.C. V5Y 2V3	Tel. 604 880-5555	16,000 special warrants	MI 45-103 Part 3.1
John McEachern 1233 Tatlow Avenue North Vancouver, B.C. V7P 2Z5	Tel. 604 986-0044	5,000 special warrants	MI 45-103 Part 3.1
John MacDonald 24 Farmer Street Canton, New York 13617	Tel. 315 386-3198	120,000 special warrants	MI 45-103 Part 5.1
TOTAL		1,150,300	

82-1756

AMENDED FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Dynasty Gold Corp. (formerly 'C Squared Developments Inc.') (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 7, 2003 of 1,150,300 special warrants at a price of US$0.25 per special warrant, each special warrant being exercisable into one unit, and each unit being comprised of one common share and one share purchase warrant exercisable for a further share of the Company at a price of US$0.35 in year one and at a price of US$0.45 in year two, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 14th day of July, 2003.

DYNASTY GOLD CORP. (formerly
C SQUARED DEVELOPMENTS INC.)

By: "Jonathan George"
Jonathan George, President

82-1756.

FORM 45-103F4
(formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Issuer Information

1. **State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.**

   Dynasty Gold Corp.
   735 – 1489 Marine Drive
   West Vancouver, B.C. V7T 1B8
   Tel. (604) 913-0613

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

   The issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

   July 21, 2003

4. **For each security distributed:**

   (a) describe the type of security, and

   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   566,071 units. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for a further share of the issuer at a price of $0.40 per share up to and including July 21, 2004, and thereafter at a price of $0.50 per share up to and including July 21, 2005.

5. **Provide details of the distribution by completing the attached schedule.**

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.**

Each jurisdiction where purchasers reside	**Price per security (Canadian $)**	**Total dollar value raised from purchasers in the jurisdiction (Canadian $)**
British Columbia	$0.35	$153,675
United States	$0.35	$26,950
England	$0.35	$17,500
Total dollar value of distribution in all jurisdictions (Canadian $)		**$198,125.00**

Commissions and Finder's Fees

7. **Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: July 24, 2003

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Akira Murao 4487 Cascade Drive Vernon, B.C. V1T 8J7	10,000	$3,500	MI 45-103 Part 5.1
Rigel Wong 2421 East 53rd Avenue Vancouver, B.C. V5S 1V7	50,000	$17,500	MI 45-103 Part 5.1
Ken Martin 1825 Riverside Drive North Vancouver, B.C. V7H 1V8	10,000	$3,500	MI 45-103 Part 5.1
David F. Williams 14201 – 31st Avenue Surrey, B.C. V4P 1R3	20,000	$7,000	MI 45-103 Part 5.1
Perry Conlin 8851 Lansdowne Road Suite 1402 Richmond, B.C. V6X 3X7	25,000	$8,750	MI 45-103 Part 3.1
Roy Schemel 5240 Gulf Place West Vancouver, B.C. V7W 2V9	75,000	$26,250	MI 45-103 Part 5.1
Gilbert Leung 4714 Sunnymead Way Victoria, B.C. V8Y 3B7	57,500	$20,125	MI 45-103 Part 5.1
R. Stuart Angus 2100 – 1075 West Georgia Vancouver B.C. V6E 3G2	28,571	$10,000	MI 45-103 Part 5.1
Jonathan George 735 – 1489 Marine Drive West Vancouver, B.C. V7T 1B8	118,000	$41,300	MI 45-103 Part 3.1

Marilyn Wong 63 – 5950 Oakdale Road Burnaby, B.C. V5H 4R5	25,000	$8,750	MI 45-103 Part 3.1
John MacDonald 24 Farmer Street Canton, NY 13617 USA	77,000	$26,950	MI 45-103 Part 5.1
Shiraz Lakhani 10 Tall Trees Close Emerson Park Horn Church, Essex RM112GR	50,000	$17,500	MI 45-103 Part 5.1
Barbara Langer 350 MacBeth Crescent West Vancouver, B.C. V7T 1V7	20,000	$7,000	MI 45-103 Part 5.1
	566,071	$198,125	

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. **File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.**

2. **If distributions have not occurred within 10 days of each other, separate reports must be filed.**

3. **In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.**

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

82-1756

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Dynasty Gold Corp. (formerly 'C Squared Developments Inc.') (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 21, 2003 of 566,071 units at a price of $0.35 per unit, each unit being comprised of one common share and one share purchase warrant exercisable for a further share of the Company at a price of $0.40 in year one and at a price of $0.50 in year two, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 28th day of July, 2003.

DYNASTY GOLD CORP. (formerly
C SQUARED DEVELOPMENTS INC.)

By: "Jonathan George"
Jonathan George, President

82 - 1756.

DYNASTY GOLD CORP.

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

JULY 28, 2003
NEWS RELEASE 00-11
TRADING SYMBOL DYG.V
SEC 12g3-2(b) #82-1756

Further to the Company's news release of May 12, 2003, the Company has completed its private placement of units at $0.35 per unit. At total of 566,071 units have been issued for total proceeds of $198,125. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for a further share of the Company at a price of $0.40 per share up to and including July 21, 2004, and thereafter at a price of $0.50 per share up to and including July 21, 2005. The securities may not be re-sold prior to November 22, 2003

ON BEHALF OF THE BOARD OF
DYNASTY GOLD CORP.

"Jonathan George"

Jonathan George, President

This press release contains certain "forward-looking statements" that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

86 - 1756

MATERIAL CHANGE REPORT

BC FORM 53-901F
Under Section 85(1) of the British Columbia Securities Act

FORM 27
Under Section 118(1) of the Alberta Securities Act

1. Reporting Issuer

Dynasty Gold Corp. (the "Company")
(formerly C Squared Developments Inc.)
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Telephone: 604 913-0613

2. Date of Material Change

July 28, 2003

3. Press Release

A news release was issued on July 28, 2003, and disseminated through the facilities of Canada Stockwatch and Market News.

4. Summary of Material Change(s)

The Company has completed its private placement of units at $0.35 per unit.

5. Full Description of Material Change(s)

Further to the Company's news release of May 12, 2003, the Company has completed its private placement of units at $0.35 per unit. At total of 566,071 units have been issued for total proceeds of $198,125. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for a further share of the Company at a price of $0.40 per share up to and including July 21, 2004, and thereafter at a price of $0.50 per share up to and including July 21, 2005. The securities may not be re-sold prior to November 22, 2003

6. Reliance on Section 85(2) of the Act (British Columbia)

Not Applicable

7. Omitted Information

Not Applicable

8. Senior Officer

Jonathan George
Telephone: (604) 913-0613

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 28th day of July, 2003.

DYNASTY GOLD CORP.
Per:

"Jonathan George"

Jonathan George, President